Monopar Therapeutics Inc.

1000 Skokie Blvd., Suite 350

Wilmette, Illinois 60091

January 10, 2020

VIA EDGAR

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:  Monopar Therapeutics Inc.
Registration Statement on Form S-3
File No. 333-235791

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Monopar Therapeutics Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement be declared effective at 9:00 a.m., Eastern time, on January 13, 2020 or as soon thereafter as practicable, or such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance.

Please contact John Harrington of Baker & Hostetler LLP at (216) 861-6697 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

Monopar Therapeutics Inc.

By: _/s/ Chandler D. Robinson
Chandler D. Robinson
Chief Executive Officer